February 4, 2011

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alternative Energy and Environmental Solutions, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on December 28, 2010
File No. 333-170118

Dear Mr. Riedler:

We hereby submit the responses of Alternative Energy Environment Solutions, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated January 19, 2011 to Mr. Scott Williams of the Company in regard to the above-referenced second amended registration statement on Form S-1 (the “Registration Statement”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Risk Factors

“We may not be able to acquire the biotechnology we have selected..,” page 4

1.	We note your response to our prior comment 2. Please disclose here and in your Business discussion:

●	What Wytex ventures is and the nature of its business;

●	What other business relationships or other affiliations you have with Wytex;

●	The nature of the technology that AEES wishes to obtain from Wytex;

●
Whether Wytex owns or licenses the technology and any related intellectual property rights.  If Wytex owns the technology, whether it developed the technology itself or acquired it from a third party.  If Wytex licenses the technology, from whom and on what terms;

●
Whether Wytex and AEES have signed a term sheet, memorandum of understanding or any other document that memorializes the parties’ intent to enter into a licensing agreement with regard to the technology;

●	When the parties contemplate that AEES will acquire the license from Wytex; and

●	The availability of comparable technology elsewhere should the parties be unable to reach an agreement.

Company Response:
We have amended our risk factor disclosure and business discussion to reflect the following: (1) Wytex Ventures is a gas exploration and technology company. Wytex has extensive holdings of both active and inactive natural gas wells, as well as owns distribution facilities located in Wyoming. Additionally, the company regularly identifies, tests and refines technologies to be used in this field. (2) The Company currently has no other business relationship or other affiliation with Wytex. (3) The Company is currently evaluating the possible use of two technologic innovations created by Wytex, including Biogenic Methane Production (patent pending) and Innovative Technology for Closing the Carbon Loop. (4) Wytex currently owns both technologies and has funded the discovery and development of these technologies. (5) The Company has not signed a term sheet or Memorandum of Understanding with regards to obtaining a license or purchasing the technologies, as the Company is still evaluating them. (6) Currently, there is no set time frame for acquiring the technology from Wytex and the current agreement between the Company and Wytex provides for a twelve month period for the Company to evaluate and make a decision as to the licensing or purchase of the technologies. (7) The Company is aware of two other companies that develop similar technologies.

“The biotechnology that we intend to acquire may not work…” page 4

2.
We note your response to our prior comment 3.   Please disclose where the technology has been tested and by whom, whether these test results have been peer reviewed, published and are publicly available, and if so, advise us where they may be obtained.  Please also clarify in the risk factor, if true, that no one has yet successfully applied this technology in commercial applications.

Company Response:
The Company has revised this risk factor to reflect the location of the testing of the technology as the Powder River Basin located in Wyoming. Additionally, the Company has clarified that, to their knowledge, no one has successfully applied this technology in commercial applications. Currently, there has been no peer review or publication of the technology, due to the proprietary nature of the technology.

“Environmental impact may adversely affect our ability to implement this technology in the Power River Basin Area, page 4

3.	Please clarify how water quality and other environmental factors could be adversely impacted by the use of this technology.

Company Response:	The Company has revised this risk factor to explain that there is a potential for an unacceptable increase in the salinity values in the water table, as a result of the use of the technology.

4.
You state in this risk factor that “testing to-date has shown no adverse effects on the environment or water quality.”  Please delete this phrase, as it could be construed as attempting to mitigate the material risk you are describing.  Please also provide at least one specific example of how one or more conservation groups have objected to the use of such biotechnology.

Company Response:
The Company has deleted the phrase “testing to-date has shown no adverse effects on the environment or water quality” from this risk factor.  The Company has also included reference to a specific example of an advocacy group, the Powder River Basin Resource Council, whose opposition to another company’s plan to stimulate coal bed methane gas production by introducing nutrients to native microbes in Powder River Basin coals resulted in that company abandoning its plan.

Description of Business, page 16

5.
We note your response to prior comment 11.  Please revise your disclosure to clarify who performed the “in-house extrapolations,” the scientific and industry background of the persons(s) performing the calculations and whether these calculations are comparable to calculations made by independent third parties.  Please also replace the phrase “in-house extrapolations” with the phrase “calculations made by [      ].”  In addition, please revise your statement that the market potential for your technology is $10 billion over the next 10 years to clarify that this is your own estimate.

Company Response:
The Company has revised this disclosure to provide the identity and backgrounds of the Company’s employees that performed the calculations, and have also removed reference to “in-house extrapolations.” The Company has further revised this disclosure to explain that the calculations were not meant to be used as definitive, scientific data. Finally, the Company has also revised this disclosure to clarify that the market potential for its technology is $10 billion over the next 10 years is its own estimate.

6.
Please discuss how likely or reasonable it is that each well will generate 50 mcf per day and that you will be able to tap 20,000 of the existing 22,000 wells.  If you have no independent means of substantiating these estimates, then you should state this explicitly in your disclosure.

Company Response:
The Company has no independent means of substantiating the cited estimates, but rather formulated these estimates based on internal lab results. The Company has revised this disclosure to make this fact clear to the reader.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

7.
You state in this disclosure that the U.S. Geological Survey is the source of your statement that the Powder River Basin has the potential to produce 22 Tcf of natural gas in the next 20 years.  As noted in our prior comments 10 and 11, statements such as these that are attributed to the U.S. Geological Survey should be supplemented either with copies of such information from the U.S. Geological Survey itself or from a third-party independent source that substantiates it.  Please provide us with this material.

Company Response:
The Company mistakenly cited to the U.S. Geological Survey as the source of its statement that the Powder River Basin has the potential to produce 22 Tcf of natural gas in the next 20 years.  Instead, the Company depended on studies from the Wyoming State Geological Survey. We have amended our disclosure to explain the source of the statement.

8.
With respect to the information that you attribute to the Wyoming Oil and Gas Conversation, please also provide us with copies of this information or with a third-party independent source that substantiates it.

Company Response:	The reports of the Wyoming Oil and Gas Survey are annexed to this response, for the Staff’s reference. These reports are made available through the State of Wyoming website.

Item 16.  Exhibits and Financial Statement Schedules, page II-4

9.	In the disclosure of this consulting agreement in the registration statement, please specify what particular services Wytex is providing to AEES.

Company Response:
The Company has amended this disclosure to explain that Wytex has provided consulting services relating to due diligence of various technologies, regarding the tapping of previously abandoned wells, for further gas exploration.

10.
We note your response to our prior comment 13 and the filing of Exhibit 10.3.  Please be advised that the agreement you have filed does not bear conforming signatures of either party.  Please confirm that this exhibit reflects the final, execution copy of the agreement.

Company Response:	The Company has filed as Exhibit 10.3 to the S-1 Registration Statement, a copy of the Wytex agreement bearing a conforming signature of both parties.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 215-968-1600 or Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

Alternative Energy Environment Solutions, Inc.

By:        /s/ Scott Williams
Scott Williams
President and Chief Executive Officer

w/encl.